Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), March 21, 2022 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the sixth tranche of the common share buyback program announced on March 3, 2022 (“Sixth Tranche”), additional common shares - reported in aggregate form, on a daily basis - on Euronext Milan (EXM) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)
15/03/2022	EXM	16,562	175.3414	2,904,005.00
16/03/2022	EXM	1,777	183.4044	325,909.70
17/03/2022	EXM	6,543	186.7698	1,222,035.10
18/03/2022	EXM	6,454	185.8355	1,199,382.35
Total	—	31,336	180.3463	5,651,332.15

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of the Sixth Tranche of the buyback program dated March 3, 2022 till March 18, 2022, the total invested consideration has been:
•Euro 18,554,255.80 for No. 104,449 common shares purchased on the EXM
•USD 9,413,362.26 (Euro 8,607,940.43*) for No. 49,800 common shares purchased on the NYSE.

Under the Company’s equity incentive plans, on March 16, 2022 the Company assigned, inter alia, to certain employees of Ferrari Group No. 122,125 common shares held in treasury. On the same day Ferrari purchased in a "cross order" transaction executed on the EXM No. 56,517 common shares from a group of those employees in order to cover their individual's taxable income as is standard practice (Sell to Cover) at the average price of Euro 183.3946 per share.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

As of March 18, 2022, the Company held in treasury No. 10,582,454 common shares equal to 4.12% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Since January 1, 2019 until March 18, 2022, the Company has purchased a total of 5,462,736 own common shares on EXM and NYSE, excluding transactions for Sell to Cover, for a total consideration of Euro 830,582,762.77.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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